
Santander
Work Café
Santander

Banco Santander Chile

Earnings Report 2Q21

July 29, 2021

Santander

Contents Page

02 Important Information

03 Section 1: Key Consolidated Data

04 Section 2: Summary of Results

11 Section 3: Macro recovery and COVID-19 update

14 Section 4: YTD Results by Reporting Segment

16 Section 5: Loans, Funding and Capital

21 Section 6: Analysis of Quarterly Income Statement

32 Section 7: ESG

34 Section 8: Credit Risk Ratings

35 Section 9: Share Performance

36 Annex 1: Balance Sheet

37 Annex 2: YTD Income Statements

38 Annex 3: Quarterly Income Statements

39 Annex 4: Quarterly Evolution of Main Ratios and Other Information

CONTACT INFORMATION
Investor Relations Department
Banco Santander Chile
Bandera 140 Floor 19 Santiago, Chile
Tel: (562) 2320-8284
Email: irelations@santander.cl
Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2020 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Jun-21**	**Jun-20**	**% Change**
Total assets	58,812,752	61,026,743	(3.6%)
Gross customer loans	34,677,890	35,287,963	(1.7%)
Customer deposits	29,478,059	26,556,405	11.0%
Customer funds[1]	37,778,673	34,344,443	10.0%
Total shareholders' equity	3,330,025	3,613,823	(7.9%)

Income Statement (YTD)	**Jun-21**	**Jun-20**	**% Change**
Net interest income	869,095	768,642	13.1%
Net fee and commission income	151,992	136,665	11.2%
Net operating profit before provisions for loan losses	1,102,702	1,017,316	8.4%
Provision for loan losses	(184,043)	(293,933)	(37.4%)
Op expenses excluding impairment and other op. exp.	(394,669)	(385,656)	2.3%
Operating income	472,605	291,131	62.3%
Income before tax	473,492	291,727	62.3%
Net income attributable to equity holders of the Bank	367,191	228,873	60.4%

Profitability and efficiency	**Jun-21**	**Jun-20**	**Change bp**
Net interest margin (NIM)[2]	4.2%	4.0%	21
Efficiency ratio[3]	37.5%	39.7%	(216)
Return on avg. equity	21.0%	13.0%	799
Return on avg. assets	1.3%	0.8%	51
Core capital ratio	10.1%	10.0%	11
AT1 ratio	1.5%	-	-
BIS ratio	14.7%	14.6%	10
Return on RWA	2.2%	1.3%	89

Asset quality ratios (%)	**Jun-21**	**Jun-20**	**Change bp**
NPL ratio[4]	1.3%	1.9%	(60)
Coverage of NPLs ratio[5]	252.2%	154.1%	9,810
Cost of credit[6]	1.1%	1.7%	(65)

Clients and service channels (#)	**Jun-21**	**Jun-20**	**Change (%)**
Total clients	3,893,309	3,461,403	12.5%
Digital clients	1,867,167	1,339,361	39.4%
Loyal clients	777,664	721,694	7.8%
Current account holders (including Superdigital)	1,848,457	1,278,235	44.6%
Branches	344	367	(6.3%)
ATMs (including depositary ATMs)	1,257	1,104	13.9%
Employees	10,240	11,028	(7.1%)

Market capitalization (YTD)	**Jun-21**	**Jun-20**	**Change (%)**
Net income per share (Ch$)	1.95	1.21	60.4%
Net income per ADR (US$)	1.06	0.59	80.0%
Stock price (Ch$/per share)	36.31	33.6	8.1%
ADR price (US$ per share)	19.87	16.4	21.2%
Market capitalization (US$mn)	9,361	8,386	11.6%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million established in 1Q21 and the Ch%18,000 million established in 2Q21.
6. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

Net income attributable to shareholder up 118.6% YoY in 2Q21, with ROAE of 21.6%

Net income attributable to shareholders in 2Q21 totaled Ch$185,478 million (Ch$0.98 per share and US$0.54 per ADR), increasing 2.1% compared to 1Q21 (from now on QoQ) and 118.6% compared to 2Q20 (from now on YoY). Strong YoY results were driven by a 15.1% increase in net interest income, which in turn was driven by asset growth and an improved funding mix. Provision expense also decreased 49.9% as asset quality continues to improve despite the pandemic. 2Q21 provision expense also includes an additional provision of Ch$18,000 million recognized in order to increase coverage ratios considering the uncertainty surrounding the potential impacts on credit quality of the COVID-19 crisis. Operating expenses, meanwhile, only increased 3.2% YoY. Compared to 1Q21, the higher net income was mainly due to higher revenues. The Bank notched its third consecutive quarter of plus 20% **ROAE** which reached 21.6% in 2Q21.

Net income attributable to shareholders in 6M21 totaled Ch$367,191 million (Ch$1.95 per share and US$1.06 per ADR), a 60.4% increase compared to the same period in 2020. The Bank's **ROAE** for 6M21 was 21.0% compared to 13.0% in 6M20.

First bank in Chile to be certified by the Ministry of Women and Gender Equality

In July, we became the first bank in Chile to receive the Sello Iguala Conciliación (Certification for Equal Reconciliation) from the Chilean Ministry for Women and Gender Equality. This acknowledges the Bank's commitment to gender equality and reconciliation of work, family and personal life.

The Bank agrees to:

- Promote equal opportunity
- Create, reform and be aware of language and communications
- Facilitate and promote work/ life balance through initiatives
- Guarantee safe workplaces, preventing work and sexual harassment
- Comply with local and international laws referring to gender equality
- Be a leader and ensure the improvement of gender equality and work/life balance management systems

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF).

Life and Superdigital driving digital account openings

Retail demand deposit growth was also driven by Life and Superdigital that continued to thrive in the quarter. The lockdowns have increased the demand for online banking services and our attractive digital product continues to drive record demand for these products. Our digital channels have proven vital during the COVID-19 crisis, providing clients with an easy access to our transactional products.



Life clients
+238%
729,516
215,848
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Jun-21
+729,516
Total Life clients

Santander Life continues to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process for opening a checking account. Total new clients in Life in June 2021 increased 238% YoY and in 2Q21 Life opened 117,858 checking accounts. The lockdowns have increased the demand for online banking services and Santander Life's attractive product offer has continued to drive demand for this product. Life already has more than 729,500 clients, 75% of which were digitally onboarded. The marginal cost of acquiring a new client through digital onboarding is approximately Ch$801.



Superdigital clients
+158%
182,096
70,627
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Jun-21
+182,096
Total SD clients

In Superdigital a record amount of debit accounts was opened in the quarter, providing an attractive alternative for unbanked Chileans to manage the money received from government initiatives during the COVID-19 crisis. At the end of June 2021, we already had more than 182,000 clients, adding 32,474 new clients in the quarter, a 65.4% increase of new clients compared to 1Q21.

Market in share in checking accounts rises 580bp to 27.8%

As a result of these efforts, the Bank's market share in traditional checking accounts remained strong. According to the latest publicly available information, which is as of April 2021, net account openings at Santander Chile were equivalent to more than 2x the total account openings in the rest of the banking system, reaching a market share of nearly 28% in checking accounts. These figures do not include Superdigital since those accounts are categorized as debit cards.


Current account market share Santander Chile[1]
22.0%
27.8%
April-20
April-21
2x1
Advantage in checking account opening[1]

1. Source: CMF as of April 2021, last available information.

Getnet's success continues

Getnet was officially launched in February 2021. Client reception has been high and Getnet has already sold some 28,000 POSs to more than 23,000 clients, of which 99% are SMEs. Moreover, it has an NPS score of 80 and 63% of the clients have auto installed their new POS, which demonstrates the efficiency of Getnet's systems. A star feature has been the deposit of sales receipts up to 5 times daily, including weekends. Getnet generated revenues of approximately Ch$1bn in the quarter.


Successful launch of Getnet
Acquiring network that uses the four-part model to operate, offering a payments solution to businesses
Pays instantaneously
Clients will be able to receive money from their sales in a Santander account up to five times in one day, including holidays.
Different plans for different clients
There will be fixed or mobile POS, all with a SIM card incorporated. Rebates for integrated plans with Santander, and insurance for "Protected Billing".
No more "Credit or debit?"
Cardholders will no longer need to answer what type of card as the POS will automatically detect it, making the shopping experience more seamless.
Accepts all cards, with following brands:
VISA
~28,000
POS sold
99%
Of clients are SMEs
63%
Auto-installed
80
NPS score
Ch$1 billion
Fees generated since Feb. 2021
Santander

12.8% YoY rise in non-interest bearing demand deposits

The Bank's **total deposits** increased 11.0% YoY and 12.0% QoQ in 2Q21. In the quarter, **non-interest bearing demand deposits** continued to grow strongly, increasing 12.8% YoY due to high growth of retail checking accounts, continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantine and the positive impact of the third withdrawal from pension funds.

Demand deposits by segment

Ch$ bn	06M21	YoY	QoQ
Individuals	7,002	64.9%	17.7%
SMEs	3,098	30.4%	10.3%
Retail	**10,100**	**52.5%**	**15.3%**
Middle Market	**4,364**	**23.2%**	**12.1%**
Corporate (SCIB)	**2,887**	**41.5%**	**1.9%**
Total	**17,722**	**42.8%**	**12.8%**

Time deposits decreased 16.9% YoY and increased by 10.9% QoQ. The yearly trend was due to lower interest rates, with a higher demand for time deposits from SCIB in recent months, which drove the QoQ increase. At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers.

QoQ loan growth of 0.5%. Retail loans lead growth in 2Q21

Total loans increased 0.5% QoQ and decreased 1.7% YoY. The quarter continued the trend of the previous quarter as demand from working capital lines from CIB clients continued to wane and low consumer loan demand. **Loans to SMEs** increased 4.8% YoY and contracted 1.3% QoQ driven by FOGAPE loans (See Section 3). This program was launched at the beginning of May 2020. In January, the government launched a second phase of FOGAPE, FOGAPE Reactiva, with the focus for SMEs to be able to invest and not use the funds just for working capital. Total FOGAPE Reactiva loans disbursed in 6M21 reached Ch$731 billion. **Loans to individuals** increased 4.7% YoY and 1.3% QoQ. **Consumer loans** continued to decrease, declining 1.1% QoQ, due to new restrictions from ongoing lockdowns and withdrawals from pension funds keeping demand low for these products. Santander Consumer Finance however, has been doing well, with a growth of 29.1% YoY and 9.8% QoQ in loans. Santander Consumer Finance makes up around 12% of consumer loans as of June 30, 2021. **Mortgage loans** increased 8.7% YoY and 2.3% QoQ. Long-term interest rates have remained at attractive levels, contributing to the sustained growth, especially among high-income earners.

NII up 15.1% YoY in 2Q21 driven by lower cost of funds and higher inflation

In 2Q21, **Net interest income, NII,** increased 15.1% compared to 2Q20 and 1.6% compared to 1Q21. The Bank's **NIM** in 2Q21 was 4.2%, stable compared to 1Q21 and higher than the 3.8% in 2Q20 mainly driven by inflation which was 1.1% in the quarter and a lower **cost of funds** which decreased from 1.8% in 1Q21 to 1.5% in 2Q21. The Central Bank has enforced an expansive monetary policy since 2020 with the MPR at 0.5%, which is the technical minimum set by

the Central Bank. This had a positive impact on time deposit costs denominated in nominal pesos, which comprise most of our time deposits. In 2Q21, the 12.8% QoQ increase in non-interest bearing demand deposits also had a positive impact on margins. Furthermore, the Bank has accessed Ch$5.9 trillion of the Central Bank liquidity lines with an interest rate equal to MPR. These positive effects contribute to offset the growth in lower yielding, but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans.

Cost of credit at 1.1% in the quarter. High coverage of 252%

During the quarter, **provisions for loan losses** totaled Ch$95,792 million, decreasing 49.9% YoY and increasing 8.5% QoQ. The **cost of credit** in 2Q21 reached 1.1%, increasing slightly compared to 1.0% in 1Q21 and decreasing compared to 2.2% in 2Q20. Given the uncertainty that still exists regarding new variants of the COVID19 virus, the Board felt it was prudent to take on Ch$18bn in **additional provisions** in 2Q21 to ensure high coverage ratios during the pandemic. In total, the Bank has set aside since 4Q19, Ch$168 billion in additional provisions of which, Ch$26 billion are for consumer loans, Ch$10 billion has been allocated to mortgage loans and Ch$132 billion to the commercial loan portfolio.

Payment trends for reprogrammed loans remained positive in 2Q21. As of June 30, 2021, Ch$8,324 billion of loans had received a payment holiday option during the pandemic. This amount has begun to decline compared to previous quarters as many have begun payment of capital. Of this amount, the payment holiday for Ch$8,278 billion has expired, of which only 2% were impaired, showing better payment behavior than pre-COVID levels.

The **Expected loan loss ratio** (Loan loss allowance over total loans) fell from 3.3% in 1Q21 to 3.2% in 2Q21 and the **total Coverage ratio,** including the additional provisions, reached 252.2% in 2Q21. The **NPL ratio** continued improving from 1.9% in 2Q20 to 1.3% in 1Q21 and 2Q21 due to the healthy payment behavior after the payment holidays given in previous months while the **Impaired loans ratio** continued to fall, reaching 4.9%.

Fees income returns to pre-Covid levels driven by new digital products

Fee income increased 22.9% compared to 2Q20 and 1.4% compared to 1Q21. Fees in the quarter continued to show healthy signs of pick-up as the economy re-opens and the success of the various digital products launched in recent periods such as Life, Superdigital, Getnet and Autocompara.

Results from Total financial transactions, net was a gain of Ch$41,803 million in 2Q21, an increase of 41.7 % compared to 1Q21 and a decrease of 45.9% compared to 2Q20. **Client treasury services** revenues reached a gain of Ch$44,814 million in the quarter, an increase of 5.9% compared to 1Q21 and a decrease of 1.2% compared to 2Q20 reflecting the demand on behalf of clients for treasury products, mainly from market making in the quarter. **Non-client treasury** totaled a loss of Ch$3,012 million in the quarter due to various liability management operations to improve NIMs going forward that resulted in an initial loss mainly arising from unwinding of currency hedges. Higher long-term rates also lowered realized gains from the Bank's AFS portfolio.

Productivity continues to rise. Efficiency ratio of 37.4% in 2Q21

Operating expenses increased 3.2% YoY and 3.4% QoQ with the Bank's **efficiency ratio** reaching 37.4% in 2Q21, demonstrating good cost control. Productivity continues to rise with volumes (loans plus deposits) per branch 10.7% YoY and volumes per employee rising 11.7% YoY despite COVID-19 effects. The Bank continues on track with its US$250 million investment plan for the years 2021-2023, mainly focused on expanding the digitalization and automatization of both the front and backend of our processes.


Points of Sale
# of branches
-6.3%
367
344
06M20
06M21


Productivity per Point of Sale
Volumes¹ per point of sale, Ch$mn
+10.7%
168,513
186,500
06M20
06M21


Productivity per employee
Volumes¹ per employee, Ch$mn
+11.7%
5,608
6,265
06M20
06M21

1. Volumes= Loans+ Deposits

In July 2021, the Bank reached an agreement with Servipag, a franchise with over 200 cash payment centers across the country, where clients can cash and deposit checks and pay loans, among other cash services. This should free up the branches for more value added services going forward.

BIS ratio at 14.7% with core capital at 10.1% following annual dividend payment in April.

The Bank's **core capital ratio[1] was 10.1% and the total BIS ratio[2] was 14.7%** as of June 30, 2021. On April 29, 2021, the Bank' shareholders approved the decision to distribute a dividend payout of 60% of 2020 net income. The new regulation for BIS III requirements will be effective on December 1, 2021 and will be gradually phased-in until December 2025. **Risk-weighted assets** increased 1.3% compared to the previous quarter and decreased 6.4% YoY while the loan book only grew 0.5% QoQ and contracted 1.7% YoY.

1. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS III definitions.
2. BIS ratio: Regulatory capital divided by RWA.

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	**2Q21**	**1Q21**	**2Q20**	**2Q21/2Q20**	**2Q21/1Q21**
Net interest income	437,898	431,197	380,343	15.1%	1.6%
Net fee and commission income	76,540	75,452	62,260	22.9%	1.4%
Total financial transactions, net	41,803	29,496	77,223	(45.9%)	41.7%
Provision for loan losses	(95,792)	(88,251)	(191,063)	(49.9%)	8.5%
Operating expenses (excluding Impairment and Other operating expenses)	(200,648)	(194,021)	(194,484)	3.2%	3.4%
Impairment, Other op. income & expenses	(20,363)	(20,706)	(19,373)	5.1%	(1.7%)
Operating income	239,438	233,167	114,906	108.4%	2.7%
Net income attributable to shareholders	**185,478**	**181,713**	**84,859**	**118.6%**	**2.1%**
Net income/share (Ch$)	0.98	0.96	0.45	118.6%	2.1%
Net income/ADR (US$)[1]	0.54	0.54	0.22	145.2%	0.2%
Total loans	**34,677,890**	**34,507,106**	**35,287,963**	**(1.7%)**	**0.5%**
Deposits	**29,478,059**	**26,317,291**	**26,556,405**	**11.0%**	**12.0%**
Shareholders' equity	3,330,025	3,564,552	3,613,823	(7.9%)	(6.6%)
Net interest margin	4.2%	4.2%	3.8%		
Efficiency ratio[2]	37.4%	37.6%	38.9%		
Return on equity[3]	21.6%	20.4%	9.5%		
NPL / Total loans[4]	1.3%	1.3%	1.9%		
Coverage NPLs[5]	252.2%	261.4%	154.1%		
Cost of credit[6]	1.1%	1.0%	2.20%		
Core Capital ratio[7]	10.1%	10.7%	10.0%		
AT1 ratio[8]	1.5%	1.5%	--%		
BIS ratio[9]	14.7%	15.4%	14.6%		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to CMF BIS I definitions. As of 2021, capital ratios under BIS III definitions
8. AT1 ratio = additional Tier I. Currently made up of subordinated bonds up to 1.5% of total capital, but will gradually be replaced with perpetual bonds in line with BIS III.
9. BIS ratio: regulatory capital divided by RWA.

Section 3: COVID-19 Update

COVID-19 situation in Chile

The first case of COVID-19 in Chile was on March 3, 2020 and contagion continued to progress, reaching a peak of infections in mid-May 2020. The government implemented strict guidance on the reopening of the country, with each county having to meet targets in terms of cases and hospital availability in order to access greater mobility freedom with the possibility of stronger confinement measures if these indicators start to show deterioration. The process to vaccinate the population began in February 2021, and as of July, over 11.8 million people were already fully vaccinated, representing 75.6% of the target population and 60% of the total population. This has led to greater reopening of the economy as of July 2021. Going forward, the government has already announced that lockdown restrictions will be gradually lifted, although we cannot discard further lockdown measures in the future.

People vaccinated in Chile
(% of the total population)



80
70
60
50
40
30
20
10
0
Only one shot
Fully vaccinated
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21

Government programs and withdrawal from pension funds help support households

The Government has announced new initiatives for different segments of the Chilean population such as tax breaks and one-off payments to vulnerable households and aid to middle-class families.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (US$1,200) and a maximum of UF150 (US$5,300) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately US$16 billion was withdrawn in August and September, the equivalent of 6% of GDP. Then again in December, a second pension fund withdrawal was approved, although this time it was not tax-exempt. This added another US$14 billion in liquidity to the system up until the end of January 2021. On April 27, 2021, a third withdrawal was approved and added a further US$13 billion of liquidity into the system. This immediate injection of cash to households contributed to higher consumption, higher inflation and positively impacted asset quality. The Chilean government has begun a process of discussing a tax reform and a pension reform to make-up for these pension withdrawals.

In May 2021, the President of Chile announced a new universal emergency fund (IFE) that is available for 90% of Chilean households, benefiting around 14.8 million people. These households will receive a monthly income for the months June, July, and August, amounting to a total estimated government expense of US$ 8.7 billion, and then a further 50% of this expense for the months September to December. This state aid will help to maintain consumption and high liquidity levels as Chile emerges from the pandemic.

FOGAPE loans and payment holidays

A **FOGAPE 2.0 called FOGAPE Reactiva has been rolled out**, with less restrictions in terms of interest rates, terms, and use of proceeds. These loans will also have the state guarantee but will be able to be used for investment and payment of debts, in addition to working capital. The maximum interest rate was also increased to the Central Bank Monetary Policy Rate + 0.7% nominal per month. As of June 2021, we had given Ch$731 billion through FOGAPE Reactiva.

Even though there still exists an important amount of uncertainty surrounding the COVID-19 pandemic and asset quality going forward, payment trends have been positive so far. As of June 30, 2021, Ch$8,297 billion of loans were given a payment holiday option during the pandemic. This amount is declining compared to previous quarters as many have begun payment of capital. Of this amount, the payment holiday for Ch$8,251 billion has expired, of which only 2% were impaired.


Positive evolution of asset quality of COVID-19 Solutions
Total Covid Solutions
Ch$10,708 bn
Fogape Covid
Payment holiday granted
With payment holidays
Ch$ 84 bn
Without payment holidays
Ch$2,327 bn
With payment holidays
Ch$ 46 bn
Payment holiday expired
Ch$8,251 bn
Current
Ch$2,304 bn
Overdue
Current
Ch$8,080 bn
Overdue
Ch$171 bn
Only Ch$130bn still under payment holidays, less than 1% of total loans

Ch$2.4 trillion in FOGAPE loans have been disbursed including Ch$731 billion in FOGAPE Reactiva in 6M21. FOGAPE Reactiva loans did not include a grace period, but we do not rule out this option in the future. Of the total FOGAPE loans disbursed, 99% show normal payment behavior, while only 1% shows impairment at the end of June 2021. These loans have an average state guarantee of 78%.

Central Bank liquidity lines

The **Central Bank detailed a third stage of the Conditional Financing Facility (FCIC3).** The FCIC is a medium-term liquidity measure at low cost created in March 2020 by the Central Bank, in the context of the global economic crisis generated by COVID-19 offered to banks conditional on loan growth, particularly to small and medium-sized companies. In stages 1 and 2, the Board of the Central Bank had allocated a total of US$ 40 billion to this facility, of which approximately US$30 billion has been disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, announced the beginning of a third stage of this instrument (FCIC3).

The specific details of the FCIC3 are the following:

1. The FCIC3 came into effect on March 1 and is open for a period of 6 months. The maximum term of maturity of all operations carried out under this program will be July 1, 2024. The global amount of resources available is US$ 10 billion, equivalent to the remaining undisbursed as of today of FCIC1 and FCIC2. The interest rate that will govern is the lowest Monetary Policy Rate (MPR) of the period of validity of the program, following the same rules established for the previous stages.

2. Conditions and access limits: Access to the funds of the FCIC3 program will be linked to the flow of commercial loans to companies with sales of up to 1 million UF, with a higher weighting for new loans and rescheduling with a FOGAPE-Reactiva guarantee. There will be a limit to access per bank of US$ 2 billion.

3. Collateral: Loans will continue to be backed by bank collateral, which will be extended to the entire commercial portfolio of category A5 and A6 with some form of state guarantee.

As of June 30, 2021, Banco Santander Chile had utilized Ch$5,906,816 million (US$ 8.1 billion) from these lines.

Section 4: YTD Results by reporting segment

Net contribution from business segments up 50.2% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	523,594	168,318	46,427	738,339
Change YoY	1.6%	2.3%	(12.9%)	0.7%
Net fee and commission income	123,218	18,868	12,085	154,171
Change YoY	14.2%	(4.3%)	(3.0%)	10.0%
Total financial transactions, net	18,033	10,361	56,442	84,836
Change YoY	37.8%	8.4%	41.0%	35.4%
Total revenues	**664,845**	**197,547**	**114,954**	**977,346**
Change YoY	**4.5%**	**1.9%**	**8.6%**	**4.4%**
Provision for loan losses	(117,740)	(24,246)	4,562	(137,424)
Change YoY	(26.8%)	(57.4%)	--%	(46.1%)
Net operating profit from business segments[5]	**565,138**	**183,662**	**175,958**	**924,758**
Change YoY	**15.7%**	**25.4%**	**62.2%**	**24.4%**
Operating expenses[6]	(308,980)	(43,921)	(36,421)	(389,322)
Change YoY	3.3%	(5.7%)	3.5%	2.2%
Net contribution from business segments[7]	**238,125**	**129,380**	**83,095**	**450,600**
Change YoY	**35.0%**	**43.3%**	**149.9%**	**50.2%**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM.
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments increased 50.2% YoY in 6M21 compared to the same period of 2020 due to lower **provisions** which decreased 46.1% YoY, despite the COVID pandemic (not including the additional provisions recognized in 2020 and 2021) as payment behavior post expiration of payment holidays has remained healthy.

Total revenues increased 4.4% YoY. **Net interest income** (NII) from the business segments up to June 2021 grew 0.7% YoY despite a loan contraction of 1.7%, mainly due to stronger inflation and an improved funding mix driven by the strong growth of non-interest bearing demand deposits and low time deposit costs. **Net fee and commission income** increased 10.0% from the business segments, especially driven by insurance fees coming from Autocompara, checking accounts and card transactions as well as a rebound in collection fees after sluggish activity during the lockdowns and low credit origination. **Financial transactions from our business segments** increased 35.4% YoY due to higher demand from clients for treasury products. **Operating expenses** in our business segments increased 2.2% YoY mainly due to continued higher spending on our digital initiatives as part of our announced investment plan of US$250 million for 2021-2023.

The net contribution from Retail banking increased 35.0% YoY. Total revenues increased 4.5% YoY driven by an increase in all core revenue streams. Net interest income increased 1.6% YoY in this segment due to the improved funding mix and the growth of loans, especially those granted under the FOGAPE program. Fees in this segment increased 14.2% due to higher checking account, insurance brokerage and card transaction fees. Superdigital and Santander Life continued to grow at a rapid pace. Card fees grew 48.6% overall despite the lower consumption behavior of clients in the year due to the benefits of moving to the four-part interchange transaction model and to the acceleration of online usage of debit cards from our growing Life and Superdigital client base. Getnet also contributed approximately Ch$1bn in fees in the period. Provisioning expense was also lower, decreasing 26.8% YoY due to the positive evolution of payment behavior even after the expiration of payment holidays (additional provisions are not included in segment results). Operating costs increased by 3.3% YoY, mainly due to higher spending on technological innovations as the Bank has continued with digital transformations.

Net contribution from the Middle-market increased 43.3% YoY in 6M21. Total revenues in this segment grew 1.9%, led by an increase of 2.3% in net interest income even though loans decreased 9.7% YoY, due to the improved funding mix. Fees fell 4.3% YoY, especially from lower foreign trade services, compensated by an increase in treasury income of 8%. Provision expenses were also lower after the Bank had downgraded the risk rating of various clients in previous quarters in order to cover the higher credit risk arising from the COVID-19 crisis.

Net contribution from the SCIB increased 149.9% YoY in 6M21. Total revenues in this segment increased 8.6%, led by an increase in investment banking services reflected in the 41.0% rise in client treasury income. This segment also recorded a reversal of provision expense since two large impaired loan position were sold in the quarter.

Section 5: Loans, funding and capital

Loan growth remains subdued. FOGAPE Reactiva drives SME loan growth

Loans by segment

		YTD		Change %	
(Ch$mn)	Jun-21	Mar-21	Jun-20	Jun-21/Jun-20	Jun-21/Mar-21
Total loans to individuals[1]	**19,902,829**	**19,641,876**	**19,018,346**	**4.7%**	**1.3%**
Consumer loans	4,771,958	4,827,217	5,067,641	(5.8%)	(1.1%)
Santander Consumer (auto)	*553,566*	*504,267*	*428,690*	*29.1%*	*9.8%*
Other consumer loans	*4,218,392*	*4,267,691*	*4,343,268*	*(2.9%)*	*(1.2%)*
Residential mortgage loans	12,971,106	12,676,074	11,930,763	8.7%	2.3%
SMEs	**4,925,218**	**4,988,536**	**4,698,297**	**4.8%**	**(1.3%)**
Retail banking	**24,828,047**	**24,630,411**	**23,716,643**	**4.7%**	**0.8%**
Middle-market	8,238,078	8,188,908	9,119,748	(9.7%)	0.6%
Corporate & Investment banking (SCIB)	1,533,073	1,629,062	2,273,420	(32.6%)	(5.9%)
Total loans[2 3]	**34,677,890**	**34,507,106**	**35,287,963**	**(1.7%)**	**0.5%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Total loans increased 0.5% QoQ and decreased 1.7% YoY. The quarter continued the trend of previous quarters as demand from working capital lines from CIB clients continued to wane and low consumer loan demand. As a result, loans from our **CIB segment** contracted 5.9% QoQ. Our **Middle Market segment** showed some improvement, with a slight recovery of 0.6% QoQ. The appreciation of the peso also resulted in a translation gain of dollars denominated in foreign currency. The Chilean peso depreciated 1.8% in 2Q21. Approximately 7.1% of our loan book is denominated in foreign currency, mainly US$. Our strategy with these segments continues to focus on the overall profitability of clients, focusing on non-lending activities.

Loans to SMEs increased 4.8% YoY and contracted 1.3% QoQ driven by FOGAPE loans (See Section 3). This program was launched at the beginning of May 2020. In January, the government launched a second phase of FOGAPE, FOGAPE Reactiva, with the focus for SMEs to be able to invest and not use the funds just for working capital. Total FOGAPE Reactiva loans disbursed in 6M21 reached Ch$731 billion. The average rate for FOGAPE Reactiva is approximately 8.4% compared to 3.5% for the original FOGAPE program and maturities can reach up to 8 years.

Loans to individuals increased 4.7% YoY and 1.3% QoQ. **Consumer loans** continued to decrease, declining 1.1% QoQ, as new restrictions due to the pandemic were set in place during June. The third pension fund withdrawal in April 2021 and the new universal emergency fund (IFE) that is available for 90% of Chilean households also added more liquidity to the system, and therefore clients did not demand short-term loans. Santander Consumer Finance however, has been doing well, with a growth of 29.1% YoY and 9.8% QoQ in loans. Santander Consumer Finance makes up around 12% of consumer loans as of June 30, 2021. **Mortgage loans** increased 8.7% YoY and 2.3% QoQ. Long-term interest rates have remained at attractive levels, contributing to the sustained growth, especially among high-income earners.

The UF inflation rate of 1.1% in the quarter also resulted in a positive translation impact on mortgage loans as most of these loans are denominated in UF[4].

Demand deposits up 42.8% YoY. Demand deposits form individuals up 64.9% YoY

Funding

		YTD		Change %	
(Ch$mn)	Jun-21	Mar-21	Jun-20	Jun-21/Jun-20	Jun-21/Mar-21
Demand deposits	17,722,252	15,713,432	12,411,024	42.8%	12.8%
Time deposits	11,755,807	10,603,859	14,145,381	(16.9%)	10.9%
Total Deposits	**29,478,059**	**26,317,291**	**26,556,405**	**11.0%**	**12.0%**
Mutual Funds brokered[1]	8,300,614	8,149,368	7,788,038	6.6%	1.9%
Bonds	8,022,365	8,006,680	9,442,203	(15.0%)	0.2%
Central Bank lines	5,906,816	5,047,957	3,331,346	77.3%	17.0%
Adjusted loans to deposit ratio[2]	87.2%	96.9%	93.6%		
LCR [3]	139.8%	103.0%	198.0%		
NSFR [4]	123.8%	119.3%	104.9%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to Chilean regulations.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 11.0% YoY and 12.0% QoQ in 2Q21. In the quarter, **non-interest bearing demand deposits** continued to grow strongly, increasing 12.8% YoY due to high growth of retail checking accounts, continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantine and the positive impact of the third withdrawal from pension funds and the new universal emergency fund (IFE) that is available for 90% of Chilean households. Demand deposit growth was led by the growth of checking account balances among individuals that increased 17.7% QoQ and 64.9% YoY.

Demand deposits by segment

Ch$ bn	06M21	YoY	QoQ
Individuals	7,002	64.9%	17.7%
SMEs	3,098	30.4%	10.3%
Retail	**10,100**	**52.5%**	**15.3%**
Middle Market	**4,364**	**23.2%**	**12.1%**
Corporate (SCIB)	**2,887**	**41.5%**	**1.9%**
Total	**17,722**	**42.8%**	**12.8%**

4 Unidad de Fomento (UF), an inflation indexed unit. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,394.77 at March 31, 2021 and Ch$28,597.46 at March 31, 2020.

Time deposits decreased 16.9% YoY and increased 10.9% QoQ. The yearly trend was due to lower interest rates, with a higher demand for time deposits from SCIB clients in the recent months, which drove the rebound in time deposits in 2Q21. The Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers. In July 2021, the Central Bank of Chile increased the monetary policy rate by 25bp to 0.75% and we expect further increases in the coming months.



CLP Time Deposit Cost Evolution¹
2.92%
3.00%
0.50%
0.40%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Santander
Chile
BCI
MPR
Santander

The Bank continued to access the **Central Bank liquidity lines** priced at MPR amounting to Ch$5,906,816 million as of June 30, 2021.

This strong growth of available funds has permitted the Bank to maintain healthy liquidity levels. As of June 2021, the Bank's **LCR** and **NSFR** reached 140% and 123.8%, respectively.

The low rate environment also drove the 6.6% YoY and 1.9% QoQ rise in **mutual funds** brokered through the Bank as clients searched for higher yielding investments driving asset management brokerage fees.

BIS ratio at 14.7%. Core capital reaches 10.1%.

Equity

		YTD		Change %	
(Ch$mn)	**Jun-21**	**Mar-21**	**Jun-20**	**Jun-21/Jun-20**	**Jun-21/Mar-21**
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	2,548,965	2,341,986	2,341,986	8.8%	8.8%
Valuation adjustment	(367,277)	(158,149)	54,695	(771.5%)	132.2%
Retained Earnings:					
Retained earnings prior periods	-	517,447	165,628	(100.0%)	(100.0%)
Income for the period	367,191	181,713	228,873	60.4%	102.1%
Provision for mandatory dividend	(110,157)	(209,748)	(68,662)	60.4%	(47.5%)
Equity attributable to equity holders of the Bank	**3,330,025**	**3,564,552**	**3,613,823**	**(7.9%)**	**(6.6%)**
Non-controlling interest	88,246	86,835	80,995	9.0%	1.6%
Total Equity	3,418,271	3,651,387	3,694,818	(7.5%)	(6.4%)
Quarterly ROAE	**21.6%**	**20.4%**	**9.5%**		
YTD ROAE	**21.0%**	**20.4%**	**13.0%**		

Shareholders' equity totaled Ch$3,330,025 million as of June 30, 2021. At the Annual Shareholder's Meeting held April 29, 2021, a dividend of 60% of 2020's net income was approved and paid on April 30, 2021. The remaining 40% of 2020 net income was assigned to reserves. In 2Q21, the rise in long-term local interest rates resulted in an increase in the loss recognized as Valuation adjustment of our AFS portfolio. The Bank has purchased these interest-generating sovereign instruments in response to the high liquidity levels flowing into the Bank and the attractive risk/return obtained on these investments. As the time to maturity decreases of the AFS portfolio, this valuation loss will trend to zero. The Bank's **ROAE** was 21.6% 2Q21 compared to 20.4% in 1Q21 and 9.5% in 2Q20.

Capital Adequacy

		YTD		Change %	
(Ch$mn)	**Jun-21**	**Mar-21**	**Jun-20**	**Jun-21/Jun-20**	**Jun-20/Mar-21**
Tier I (Core Capital)	3,418,271	3,651,387	3,613,823	(5.4%)	(6.4%)
AT1	508,637	501,943	-	--%	1.3%
Tier II	1,046,217	1,014,922	1,666,390	(37.2%)	3.1%
Regulatory capital	**4,973,126**	**5,168,252**	**5,280,213**	**(5.8%)**	**(3.8%)**
Risk weighted assets	**33,909,159**	**33,462,867**	**36,238,926**	**(6.4%)**	**1.3%**
Tier I (Core Capital) ratio	**10.1%**	**10.7%**	**10.0%**		
BIS ratio	**14.7%**	**15.4%**	**14.6%**		

Risk weighted assets (RWA) increased 1.3% compared to the previous quarter and decreased 6.4% YoY while the loan book only grew 0.5% QoQ and contracted 1.7% YoY. The Bank's **core capital ratio**[5] was 10.1% and the **total BIS ratio**[6] reached 14.7% as of June 30, 2021, after April's dividend payment.

In 2021, the phase-in of BIS III requirements has commenced and will be fully in place by December 1, 2025. Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT1 and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts.

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity.

Banks can begin publishing under BIS III requirements. This includes a phase-in of AT1 capital, which can currently be made up of subordinated bonds and replaced with perpetual bonds in the following years for up to 1.5% of capital. Under these new requirements, we have Ch$508,637 million recorded as AT1 as of June 2021 and this is made up of subordinated bonds previously included as Tier II. Tier 2 capital is now set at 2% of risk-weighted assets. In 2021 core capital can now include minority interest. The new weighting of risk weighted assets and the incorporation of operational and market risk will begin in December 2021.

Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets. The Central Bank may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets in agreement with the FMC. Both buffers must be comprised of core capital.

The FMC, with agreement from the Central Bank imposed additional capital requirements for Systemically Important Banks ("SIB") of between 1-3.5% of risk-weighted assets. This additional capital requirement will be gradually phased in by 25% beginning on December 2021 until December 2025. With the implementation of additional capital requirements for Systemically Important Banks ("SIB"), the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB. The first calculation of which level a SIB is included was published in March 2021 using the bank's balance sheet figures as of year-end 2020. Banco Santander-Chile is currently classified as a SIB in Level II.

5. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
6. BIS ratio: Regulatory capital divided by RWA.

Section 6: Analysis of quarterly income statement

NII in 2Q21 up 15.1% YoY due to strong inflation in the quarter

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Net interest income	**437,898**	**431,197**	**380,343**	**15.1%**	**1.6%**
Average interest-earning assets	41,719,093	41,510,046	40,190,322	3.8%	0.5%
Average loans (including interbank)	34,375,599	34,358,838	34,775,498	(1.1%)	0.0%
Avg. net gap in inflation indexed (UF) instruments[1]	5,850,824	6,460,301	6,106,304	(4.2%)	(9.4%)
Interest earning asset yield[2]	5.8%	5.9%	5.1%		
Cost of funds[3]	1.5%	1.8%	1.3%		
Net interest margin (NIM) [4]	**4.2%**	**4.2%**	**3.8%**		
Quarterly inflation rate[5]	1.1%	1.1%	0.3%		
Central Bank reference rate	0.5%	0.5%	0.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest-bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q21, **Net interest income, NII,** increased 15.1% compared to 2Q20 and 1.6% compared to 1Q21. The Bank's **NIM** in 2Q21 was 4.2%, stable compared to 1Q21 and higher than the 3.8% in 2Q20 mainly driven by inflation which was 1.1% in the quarter. The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets.

The Central Bank has enforced an expansive monetary policy since 2020 with the MPR at 0.5%, which is the technical minimum set by the Central Bank. This had a positive impact on time deposit costs denominated in nominal pesos, which comprise most of our time deposits. In 2Q21, the 12.8% QoQ increase in non-interest bearing demand deposits also had a positive impact on margins. Furthermore, the Bank has accessed the Central Bank liquidity lines with an interest rate of 0.5%. **Cost of funds** decreased from 1.8% in 1Q21 to 1.5% in 2Q21. These positive effects contribute to offset the growth in lower yielding but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans. The overall effect on NIMs was stable, maintaining 4.2% in 2Q21 and 1Q21.

Going forward we expect a UF inflation of 3.9% full-year 2021 which should be positive for NIMs, however, this should be partially offset by increases in the MPR with the Central Bank announcing a 25bp increase in July 2021 to 0.75% and expectations estimating that this rate reaches 1.25% by year end. We also expect a decrease in non-interest-bearing liabilities as current growth rates are difficult to sustain and the incorporation of possible modification to VAT rates and fuel taxes, which could lower current inflation expectations. On the other hand, a change in the loan mix as the economy begins to recover could begin to support margins most likely next year. We expect this to lead to NIMs of approximately 4.0% for 2021.

Cost of credit at 1.1% in 2Q21

During the quarter, **provisions for loan losses** totaled Ch$95,792 million, decreasing 49.9% YoY and increasing 8.5% QoQ. The **cost of credit** in 2Q21 reached 1.1%, increasing slightly compared to 1.0% in 1Q21 and decreasing compared to 2.2% in 2Q20. We expect to finish 2021 with a cost of risk of 1.0-1.1%.


Quarterly cost of risk[1]
%
2.2%
1.5%
1.0%
1.0%
1.1%
2Q20
3Q20
4Q20
1Q21
2Q21
1. Quarterly provision expense annualized divided by average interest earning assets.

Given the uncertainty that still exists around the COVID-19 crisis and possible new variants that could hurt again economic activity, the Board felt it was prudent to take on **additional provisions** to ensure high coverage ratios during the pandemic. In total, the Bank has set aside since 4Q19, Ch$168 billion in additional provisions of which, Ch$26 billion are for consumer loans, Ch$10 billion has been allocated to mortgage loans and Ch$132 billion to the commercial loan portfolio, which includes Ch$18 billion recognized in 2Q21.

Payment trends for reprogrammed loans remained positive in 2Q21. As of June 30, 2021, Ch$8,324 billion of loans were given a payment holiday option during the pandemic. This amount has begun to decline compared to previous quarters as many have begun payment of capital. Of this amount, the payment holiday for Ch$8,278 billion has expired and clients have resumed their normal payment calendar and only 2% were impaired.


Positive evolution of asset quality of COVID-19 Solutions
Total Covid Solutions
Ch$10,735 bn
Fogape Covid
Ch$2,411 bn (22%)
Payment holiday granted
Ch$8,324 Bn (78%)
With payment holidays
Ch$ 84 bn (3%)
Without payment holidays
Ch$2,327 bn (97%)
With payment holidays
Ch$ 46 bn (1%)
Payment holiday expired
Ch$8,278 bn (99%)
Current
Ch$2,304 bn
Overdue
Ch$23 bn
(1%)
Current
Ch$8,112 bn
Overdue
Ch$166 bn
(2%)
Only Ch$130bn still under payment holidays, less than 1% of total loans

Ch$2.4 trillion in FOGAPE loans have been disbursed including Ch$731 billion in FOGAPE Reactiva in 2021. FOGAPE Reactiva loans did not include a grace period, but we do not rule out this option in the future. Of the total FOGAPE loans 99% are up-to-date on payments. These loans have an average state guarantee of 78%.

The **Expected loan loss ratio** (Loan loss allowance over total loans) fell from 3.3% in 1Q21 to 3.2% in 2Q21 and the **total Coverage ratio,** including the additional provisions, reached 252.2% in 2Q21. The **NPL ratio** continued improving from 1.9% in 2Q20 to 1.3% in 1Q20 and 2Q21 due to the healthy payment behavior after the payment holidays given in previous months while the **Impaired loans ratio** continued to fall, reaching 4.9%.


Asset quality evolution remains solid
Total loans
% of loans
252%
4.9%
1.3%
Jun-20 Sep-20 Dec-20 Mar-21 Jun-21
NPL(1) Impaired (2) Coverage ratio (3)
Commercial loans
% of loans
248%
6.5%
1.8%
Jun-20 Sep-20 Dec-20 Mar-21 Jun-21
NPL(1) Impaired (2) Coverage ratio (3)
Consumer loans
% of loans
674%
4.1%
0.9%
Jun-20 Sep-20 Dec-20 Mar-21 Jun-21
NPL(1) Impaired (2) Coverage ratio (3)
Mortgage loans
% of loans
82.3%
3.1%
0.8%
Jun-20 Sep-20 Dec-20 Mar-21 Jun-21
NPL(1) Impaired (2) Coverage ratio (3)

Provision for loan losses by product

	Quarter			Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Consumer loans	(32,371)	(10,929)	(66,140)	(51.1%)	196.2%
Commercial loans[1]	(56,654)	(69,722)	(112,022)	(49.4%)	(18.7%)
Residential mortgage loans	(6,767)	(7,600)	(12,901)	(47.5%)	(11.0%)
Total Provision for loan losses[2]	**(95,792)**	**(88,251)**	**(191,063)**	**(49.9%)**	**8.5%**

1. In 3Q20 the Bank recognized Ch$35,897 million in provisions for FOGAPE loans in line with a regulatory change for calculating the expected loss for these loans. In 4Q20 these provisions were for a total of Ch$65,789 million, and in 1Q21 these provisions totaled Ch$36,686 million and in 2Q21, a further Ch$2,820 million was recognized to reach a total of Ch$39,506 in 6M21.
2. In 2Q20 and 3Q20 we established additional provisions of Ch$30,000 million due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each. Additional provisions for Ch$24,000 million in 1Q21 and Ch$18,000 million in 2Q21 were added to the commercial loan book.

Provisions for loan losses for consumer loans increased 196.2% compared to 1Q21 and decreased 51.1% compared to 2Q20. During 2Q21 the Bank calibrated its consumer provisioning model, leading to an impact of approximately Ch$28 billion in the quarter. The **consumer NPL ratio** remained stable at 0.9% in 2Q21 compared to 1Q21, although the **Impaired consumer loan ratio** improved from 4.5% in 1Q21 to 4.1% in 2Q21. So far, our consumer loan book has shown good payment behavior including both the expiring reprogrammed loans and the back book without payment holidays. Consumer loans have been contracting since 2020 as clients that did not request payment holidays have shown positive payment behavior. This is also due to our focus in recent years of expanding our consumer loan book mainly among high-income earners. The withdrawal of pension fund money and the new universal emergency fund (IFE) also had a positive impact on consumer loan asset quality and recoveries in the quarter. The **Coverage of**

consumer loans, including additional provisions, was 673.6% in the quarter.

Provision expense for commercial loans decreased 18.7% compared to 1Q21 as asset quality in this product improved in the quarter. In 2Q21, the Bank **recognized a total of Ch$18,000 million in additional provisions for commercial loans**, which, added to the additional provisions recognized in previous quarters totaled Ch$132,000 million for this portfolio. The **Impaired commercial loan** ratio improved from 6.7% in 1Q21 to 6.5% in 2Q21, although slightly above the 6.3% seen in 2Q20, at the start of the pandemic. The **commercial NPL ratio** remained stable at 1.8% in 2Q21 compared to 1Q21 and presenting an improvement compared to the 2.2% in 2Q20 mainly due to strong growth in low risk Corporate and FOGAPE loans in the year. The **Coverage ratio of non-performing commercial loans** remained high in 2Q21 at 247.9%. The decline in provisions for commercial loans was also due to a reversal of provision expense from two large impaired loan position that were sold in the quarter.

Provisions for loan losses for residential mortgage loans amounted to Ch$6,767 million in 2Q21. The **NPL ratio of mortgage loans** remained stable at 0.8% in 2Q21 compared to 0.7% in 1Q21 and showed an improvement from the 1.5% in 2Q20 due to the positive payment behavior of both clients who asked for payment holidays and those who did not, while the **Impaired mortgage loan ratio** improved from 3.3% in 1Q21 to 3.1% in 2Q21. The **Coverage of mortgage loans** finished the quarter at 82.3%. Over recent years, we have maintained a focus on originating mortgage loans among high-income earners with an average loan to value below 80%. This has been a key factor in maintaining healthy asset quality in this product during the pandemic.

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Gross provisions	(70,555)	(60,566)	(139,603)	(49.5%)	16.5%
Charge-offs[1]	(25,974)	(20,621)	(35,251)	(26.3%)	26.0%
Gross provisions and charge-offs	**(96,529)**	**(81,187)**	**(174,854)**	**(44.8%)**	**18.9%**
Loan loss recoveries	18,737	16,936	13,791	35.9%	10.6%
Provision for loan losses excluding additional provisions	**(77,792)**	**(64,251)**	**(161,063)**	**(51.7%)**	**21.1%**
Additional provisions	(18,000)	(24,000)	(30,000)	(40.0%)	(25.0%)
Provision for loan losses[2]	**(95,792)**	**(88,251)**	**(191,063)**	**(49.9%)**	**8.5%**
Cost of credit[3]	**1.11%**	**1.03%**	**2.20%**		
Total loans[4]	34,677,890	34,507,106	35,287,963	(1.7%)	0.5%
Total Loan loss allowances (LLAs)[5]	(1,126,516)	(1,137,652)	(1,024,589)	9.9%	(1.0%)
Non-performing loans[6] (NPLs)	**446,625**	**435,158**	**664,754**	**(32.8%)**	**2.6%**
NPLs consumer loans	43,216	43,770	87,342	(50.5%)	(1.3%)
NPLs commercial loans	304,014	302,885	399,596	(23.9%)	0.4%
NPLs residential mortgage loans	99,395	88,503	177,816	(44.1%)	12.3%
Impaired loans[7]	**1,691,481**	**1,764,102**	**1,875,052**	**(9.8%)**	**(4.1%)**
Impaired consumer loans	194,120	215,215	296,408	(34.5%)	(9.8%)
Impaired commercial loans	1,092,544	1,134,663	1,145,583	(4.6%)	(3.7%)
Impaired residential mortgage loans	404,817	414,224	433,061	(6.5%)	(2.3%)
Expected loss ratio[8] (LLA / Total loans)	**3.2%**	**3.3%**	**2.9%**		
NPL / Total loans	**1.3%**	**1.3%**	**1.9%**		
NPL / consumer loans	0.9%	0.9%	1.7%		
NPL / commercial loans	1.8%	1.8%	2.2%		
NPL / residential mortgage loans	0.8%	0.7%	1.5%		
Impaired loans / total loans	**4.9%**	**5.1%**	**5.3%**		
Impaired consumer loan ratio	4.1%	4.5%	5.8%		
Impaired commercial loan ratio	6.5%	6.7%	6.3%		
Impaired mortgage loan ratio	3.1%	3.3%	3.6%		
Coverage of NPLs[9]	**252.2%**	**261.4%**	**154.1%**		
Coverage of NPLs non-mortgage[10]	261.5%	274.8%	203.1%		
Coverage of consumer NPLs[11]	673.6%	643.7%	372.9%		
Coverage of commercial NPLs[12]	247.9%	257.2%	155.4%		
Coverage of mortgage NPLs[13]	82.3%	87.0%	43.7%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. In 4Q19, we assigned Ch$16 billion to the consumer portfolio after the social unrest in October 2019. In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 3Q20 we established further additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each; and in 1Q21 we established Ch4 24,000 million to the commercial loan book. In total, we have established Ch$168,000 million in additional provisions divided to each portfolio in the following manner: Ch$132,000 million in commercial, Ch$10,000 million in mortgage, and Ch$26,000 million in consumer.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21 and Ch$18,000 million in 2Q21.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, and the Ch$24,000 million in 1Q21 and the Ch$ 18,000 million in 2Q21.
9. LLA / NPLs. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21 and the Ch$18,000 million in 2Q21.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20, Ch$20,000 million of additional provisions per portfolio in June and July 2020, Ch$16,000 million in 4Q19, the Ch$24,000 million in 1Q21 and the Ch$18,000 million in 2Q21.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$10,000 million in June, Ch$10,000 million in July 2020 and Ch$16,000 million in 4Q19 and the liberation of additional provisions in 4Q20.
12. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$70,000 million in 4Q20, the Ch$24,000 million in 1Q21 and the Ch$18,000 million in 2Q21.
13. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$10,000 million in 4Q20.

Strong fee growth driven by digital products and client growth

In the quarter, total clients continued to grow strongly, increasing 12.5% YoY driven by the increase in current account openings with digital clients increasing 39% YoY, thanks to our popular digital offer, including Life and Superdigital.



Loyal clients
+7.8%
778
722
Jun-20
Jun-21
Digital clients
+39.4%
1,339
1,867
Jun-20
Jun-21
Current accounts
Includes Superdigital
+44.6%
1,278
1,848
Jun-20
Jun-21
Total clients
+12.5%
3,461
3,893
Jun-20
Jun-21

Numbers in thousands of clients

Fee income increased 22.9% compared to 2Q20 and 1.4% compared to 1Q21. Fees in the quarter continued to show healthy signs of pick-up driven by various new products, client growth and greater product usage as the economy reopens. By products, the evolution of fees was as follows:

Fee Income by Product

	Quarter			Change %	
(Ch$mn)	**2Q21**	**1Q21**	**2Q20**	**2Q21/2Q20**	**2Q21/1Q21**
Card fees	22,395	21,619	13,929	60.8%	3.6%
Getnet	984	34	-	--%	2811.6%
Asset management	11,314	11,151	10,614	6.6%	1.5%
Guarantees, pledges and other contingent op.	9,130	8,858	8,611	6.0%	3.1%
Checking accounts	9,500	9,136	8,840	7.5%	4.0%
Insurance brokerage	10,554	10,219	11,767	(10.3%)	3.3%
Collection fees	6,694	5,903	5,188	29.0%	13.4%
Brokerage and custody of securities	805	2,632	2,757	(70.8%)	(69.4%)
Other	(18,215)	(15,753)	(13,375)	36.2%	15.6%
Total fees	**76,540**	**75,452**	**62,260**	**22.9%**	**1.4%**

Checking account fees increased 4.0% QoQ. The growth in account openings continued strong during the quarter. Santander Life continued to be the main contributor to new client growth due to the success of this product's

Meritolife Program and Digital On-boarding process. In 2Q21, we opened 117,858 Life accounts compared to 35,571 in the same period in 2020. Life is a completely digital low-cost solution for middle-income segment clients, with the marginal cost of acquisition through online boarding approximately Ch$801. Superdigital also continued to open record accounts with 32,474 new clients in the quarter. Our digital channels have a high level of client satisfaction and should drive fee income in the future. At the end of May 2020, a new law came into effect, increasing bank's responsibility for covering cyber-fraud losses suffered by clients. This resulted in a price reduction of some checking account plan prices due to the elimination of the components of cyber-fraud insurance for checking accounts. This affects YoY comparisons. Despite this, there was an increase in these fees for 7.5% YoY.

Overall, as of April 2021, the latest data available, in the last twelve months Santander Chile had net account openings of 501,755 compared to 217,535 net openings for the rest of the banking system. This indicates that through **April 2021 there were 2x more account openings** at Santander Chile than the whole system. It is important to point out that these market share figures do not include Superdigital, which is a prepaid digital debit card. Overall **market participation in checking accounts** increased to 27.8% (up from 22.0% in April 2021).

Current account market share Santander Chile[1]


22.0%
27.8%
April-20
April-21
2x1
Advantage in checking account opening[1]

1. Source: CMF as of April 2021, last available information.

Card fees increased 60.8% YoY and 3.6% QoQ due to the switch away from a three-part interchange fee model commonly used in Chile to the four-part interchange fee model used more frequently world-wide, as well as the growth of our Life debit cards and Superdigital prepaid cards. In the quarter, Getnet, our new acquiring business that was launched in 1Q21, has been gathering speed with a total of around 28,000 POS machines, surpassing our initial target of 10,000 machines in the first year and providing approximately Ch$1 billion of fee income since it was launched. It is important to note that in July 2021, regulations for setting interchange fee was enacted. A technical committee will have six months to determine the levels of interchange fee and this will be reviewed every 3 years. This will have a negative impact on card fees and a possible positive impact on Getnet's fees beginning in 2022.

Collection fees, which includes credit related insurance brokerage fees, grew 29.0% YoY and 13.4% QoQ after quarters of low generation due to lockdowns and low credit origination. **Insurance brokerage** fees continued to recover increasing 3.3% QoQ. The Bank has been heavily pushing Insurtech platforms. The Bank's online auto insurance brokerage business, Autocompara continued to show strong growth. Autocompara is directly accessible through the Bank's home banking site and as the number 1 auto insurance broker in Chile, with the sale of auto insurance policies increasing 25% YoY with policies sold achieving a 13% cost reduction compared to other platforms. Klare, our insurtech platform continued to increase its product range, which now includes life, sports, dental and health insurance. In 2Q21 the number of policies sold increased 125% QoQ with a Net Promoter Score of 85%.

Fee Income by Client Segment

		Quarter		Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Retail banking[1]	62,274	60,944	49,598	25.6%	2.2%
Middle-market	8,962	9,906	8,998	(0.4%)	(9.5%)
SCIB[2]	5,171	6,914	6,042	(14.4%)	(25.2%)
Others	133	(2,312)	(2,378)	(105.6%)	(105.8%)
Total	**76,540**	**75,452**	**62,260**	**22.9%**	**1.4%**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking increased 25.6% YoY and 2.2% QoQ. Fees in the quarter continued to show healthy signs of pick-up driven by various new products such as Life, Superdigital, Autocompara, Getnet and Klare and greater usage of products as the economy reopens.

Fees in the Middle-market decreased 9.5% compared to 1Q21 due to a decrease in foreign trade after a strong first quarter and a slight decrease of 0.4% compared to 2Q20.

Fees in SCIB decreased 14.4% YoY and 25.2% QoQ, as financial advisory services and investment banking deals were slower, however this was compensated by greater demand for our market-making treasury products.

Strong client treasury revenues offset by lower gains from ALM book

Results from Total financial transactions, net was a gain of Ch$41,803 million in 2Q21, an increase of 41.7 % compared to 1Q21 and a decrease of 45.9% compared to 2Q20. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are marked-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate.

Total financial transactions, net

		Quarter		Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Net income (expense) from financial operations[1]	(15,451)	24,712	60,377	(125.6%)	(162.5%)
Net foreign exchange gain[2]	57,254	4,784	16,846	239.9%	1096.8%
Total financial transactions, net	**41,803**	**29,496**	**77,223**	**(45.9%)**	**41.7%**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

	Quarter			Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Client treasury services	44,814	42,318	45,381	(1.2%)	5.9%
Non-client treasury income[1]	(3,012)	(12,822)	31,841	(109.5%)	(76.5%)
Total financ. transactions, net	**41,803**	**29,497**	**77,223**	**(45.9%)**	**41.7%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$44,814 million in the quarter, an increase of 5.9% compared to 1Q21 and a decrease of 1.2% compared to 2Q20. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly from market making in the quarter.

Non-client treasury totaled a loss of Ch$3,012 million in the quarter. The Bank's Financial Management Division executed various liability management operations to improve NIMs going forward that resulted in an initial loss mainly arising from unwinding of currency hedges.

Productivity continues to rise. Efficiency ratio of 37.4% in the quarter

Operating expenses increased 3.2% YoY and 3.4% QoQ with the Bank's **efficiency ratio** reaching 37.4% in 2Q21, demonstrating good cost control. YTD Operating expenses to total assets remained stable at 1.4% compared to previous quarters.

Productivity has continued to improve demonstrating the strength of our digital channels, with digital clients defined as those using internet and mobile banking increasing over 39% in the year. Volumes (loans plus deposits) per branch increasing 10.7% YoY and volumes per employee rising 11.7% YoY.

In 4Q20 we held an event, the Santander Digital Talk, where we outlined the various digital initiatives we have been working on. In this event, we also announced our new investment plan of US$250 million for the years 2021-2023, which will enable us to continue expanding our digital initiatives both at the front and back-end.

Operating expenses

		Quarter		Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Personnel salaries and expenses	(103,789)	(96,870)	(102,748)	1.0%	7.1%
Administrative expenses	(66,264)	(69,422)	(64,180)	3.2%	(4.5%)
Depreciation & amortization	(30,595)	(27,729)	(27,556)	11.0%	10.3%
Operating expenses[1]	**(200,648)**	**(194,021)**	**(194,484)**	**3.2%**	**3.4%**
Impairment of property, plant and Equipment	-	-	-	--%	--%
Points of Sale	**344**	**346**	**367**	**(6.3%)**	**(0.6%)**
Standard branch	265	267	273	(2.9%)	(0.7%)
WorkCafé	59	59	53	11.3%	0.0%
Middle-market centers	7	7	7	0.0%	0.0%
Select	13	13	34	(61.8%)	0.0%
ATMs	**1,257**	**1,222**	**1,104**	**13.9%**	**2.9%**
Employees	**10,240**	**10,391**	**11,039**	**(7.2%)**	**(1.5%)**
Efficiency ratio[2]	**37.4%**	**37.6%**	**38.9%**	**+142bp**	**+20bp**
YTD Efficiency ratio[2]	**37.5%**	**37.6%**	**39.7%**	**+216bp**	**+10bp**
Volumes per branch (Ch$mn)[3]	186,500	175,793	168,513	10.7%	6.1%
Volumes per employee (Ch$mn)[4]	6,265	5,854	5,608	11.7%	7.0%
YTD Cost / Assets[5]	**1.4%**	**1.4%**	**1.4%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses increased 1.0% YoY and 7.1% QoQ due to the annual CPI adjustment to salaries in the quarter and higher severance pay due to the 1.5% decrease in headcount in the quarter.

Administrative expenses increased 3.2% YoY and decreased 4.5% QoQ in 2Q21. During the quarter the Bank had less expenses relating the fixed assets maintenance due to the reduced branch network. The Bank continues to increase spending in IT and communication expenses as it focuses efforts on improving the digital platforms for our clients and employees. In July 2021, the Bank reached an agreement with Servipag, a franchise with over 200 cash payment centers across the country, where clients can cash and deposit checks and pay loans, among other cash services. This should free up the branches for more value-added services going forward. Furthermore, with the launch of Getnet in 1Q21, the Bank recognized Ch$2.0 billion in the quarter for expenses related to for publicity and technology.

Amortization expenses increased 11.0% YoY and 10.3% QoQ due to higher depreciation of fixed assets, and higher amortization of software due to digital banking developments as part of our plan to improve productivity.

Other operating income, net & corporate tax

	Quarter			Change %	
(Ch$mn)	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
Other operating income	5,033	5,283	5,528	(9.0%)	(4.7%)
Other operating expenses	(25,396)	(25,989)	(24,901)	2.0%	(2.3%)
Other operating income, net	**(20,363)**	**(20,706)**	**(19,373)**	**(5.1%)**	**1.7%**
Income from investments in associates and other companies	584	303	458	27.5%	92.7%
Income tax expense	**(53,020)**	**(49,500)**	**(29,777)**	**78.1%**	**7.1%**
Effective income tax rate	**22.1%**	**21.2%**	**25.8%**		

Other operating income, net, totaled a loss of Ch$20,363 million in 2Q21. Gross other operating income decreased 9.0% YoY as less income was recognized for repossessed assets in the quarter in line with lower economic activity recently. Gross other operating expenses increased 2.0% YoY and decreased 2.3% QoQ. Since the start of the COVID-19 crisis in Chile, the Bank has recognized higher provisions for credit contingencies due to the ongoing crisis. Furthermore, as the Bank increases its client base, especially through Santander Life, the cost of insurance premiums for cybersecurity increases as the client base grows. Other operating costs also rose due to costs related to our joint venture with SK Bergé in the auto loan business as they have remained as a key broker for our auto loans. Auto sales and loans have been a bright spot in consumer lending leading to a rise in Santander Consumer Finance net income by 199% YoY, totaling Ch$8,877 million in 6M21. This includes the cost of the joint venture with SK Bergé which is recognized as an other operating expense.

In July 2021, the Bank, following instructions from the CMF and Board approval, has participated in the capital increase in Transbank, initially for an amount of Ch$ 2.5 billion. As a reminder, the Bank is in the process of selling this subsidiary aimed at payments in the Chilean market in favor of launching our own acquiring business, Getnet.

Income tax expenses in 2Q21 totaled Ch$53,020 million, an increase of 78.1% YoY and 7.1% QoQ driven by higher net income before tax. For tax purposes, our capital must be restated for CPI inflation, therefore when CPI inflation is high, the effective tax rate tends to be lower.

YTD Income Tax[1]

			Change %
(Ch$mn)	**Jun-21**	**Jun-20**	**Jun-21/Jun-20**
Net income before tax	**473,492**	**291,727**	**62.3%**
Price level restatement of capital[2]	(109,832)	(51,324)	114.0%
Net income before tax adjusted for price level restatement	**363,660**	**240,403**	**51.3%**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**98,188**	**64,909**	**51.3%**
Tax benefits[3]	(4,331)	3,584	(220.9%)
Income tax	**(102,520)**	**(61,325)**	**67.2%**
Effective tax rate	**21.7%**	**21.0%**	**+63bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 7: ESG


Santander Chile ESG Talk
SAVE THE DATE
THURSDAY, OCTOBER 14, 2021
Santander
...with the participation of Board members and Bank executives

Dow Jones Sustainability Indexes

Included in Chile, MILA, and Emerging Markets

#1 Among banks in Chile

vigeo eiris

58 points in overall ESG score

Among retail banks:

#8 of 270 in world

MSCI

MSCI ESG RATINGS A

FTSE4Good

Included in Emerging Latam and Emerging Global

S&P IPSA ESG

SAM Now a Part of S&P Global

Included in S&P IPSA ESG index, with the **third greatest weight** in the index

Santander Chile is working on consistently becoming a more responsible bank. In 2021 there were some major events to highlight in terms of ESG:

(1) Our rating under MSCI was ratified at A, being a leader especially in the ESG pillars of human capital development and financing environmental impact.

(2) We published our Integrated Annual Report for the year 2020. This year our Annual Report complies with both GRI and SASB standards, and we are constantly striving to publish more financial and non-financial information important for investment decisions in today's world. Many of these indicators were also externally verified by KPMG. Our latest Annual Report can be found at https://santandercl.gcs-web.com/financials/annual-reports


GPTW
Average area and corporate vision
Great Place To Work.
#1
76
79
83
86
87
92
2015 2016 2017 2018 2019 2020

(3) Santander won first place in the Great Place to Work ranking for the year 2020 for companies with over 1,000 employees. The Bank reached an average score of 92 points, 5 points above the previous year, showing an improvement despite the coronavirus and the new working conditions due to the lockdowns.

(4) In the first months of this year, we issued two women SME bonds for a total of US$150 million. The objective of this transaction is to contribute to the growth of small and medium businesses -with annual sales less than Ch$ 2,000 million- owned and operated by women. These two private placements are our first approach to sustainable bonds.

(5) In June, FTSE Russell ESG Rating and FTSE4Good Index Series confirmed that the Bank continues to form part of this index. Our ESG placed above the banking and financial average and also above the average for Chile.

FTSE4Good

(6) In July, we are the first bank in Chile to receive the Sello Iguala Conciliación (Certification of Equal Reconciliation) from the Chilean Ministry for Women and Gender Equality. This acknowledges the Bank's commitment to gender equality and reconciliation of work, family and personal life.
The Bank agrees to comply with:
- Promote equal opportunity
- Create, reform and be aware of language and communications
- Facilitate and promote work/ life balance through initiatives
- Guarantee safe workplaces, preventing work and sexual harassment
- Comply with local and international laws referring to gender equality
- Be a leader and ensure the improvement of gender equality and work/life balance management systems

Section 8: Credit risk ratings

International ratings

The Bank has credit ratings from four leading international agencies. In the quarter S&P changed the outlook for the Bank from Negative to Stable. HR ratings of Mexico initiated coverage with an AA- international rating of the Bank.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 9: Ownership Structure

As of June 30, 2021

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes LTM 6M21

US$ million, Last Twelve Months



16.2
7.7
8.5
6M21
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2020)



BSAC
SP500
140
130
120
110
100
90
80
115.2
108.8
31-12-2020
31-01-2021
28-02-2021
31-03-2021
30-04-2021
31-05-2021
30-06-2021

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2020)



BSAN
IPSA
140
130
120
110
100
90
80
110.7
103.7

Share Price

ADR Price (US$) 6M21	
06/30/2021:	19.87
Maximum (6M21):	25.87
Minimum (6M21):	13.99

Local Share Price (Ch$) 6M21	
06/30/2021	36.31
Maximum (6M21):	46.52
Minimum (6M21):	34.10

Stock Information

Market Capitalization:	US$9,361 million
P/E 12month trailing*:	12.33
P/BV (12/31/20)**:	1.95
Dividend yield***:	5.0%

* Price as of March 31, 2021 / 12mth. earnings
** Price as of March 31,2021 /Book value as of 03/31/21
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2018	2.25	75%
2019	1.88	60%
Apr & Nov 2020	1.76	60%
2021	1.65	60%

Annex 1: Balance sheet

Unaudited Balance Sheet

	Jun-21	Jun-21	Jun-20	Jun-21/Jun-20
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	10,261,328	7,512,113	3,776,118	98.9%
Cash items in process of collection	1,421,179	1,040,417	375,238	177.3%
Trading investments	59,850	43,815	208,237	(79.0%)
Investments under resale agreements	-	-	-	--%
Financial derivative contracts	8,612,269	6,304,870	13,498,185	(53.3%)
Interbank loans, net	10,432	7,637	8,717	(12.4%)
Loans and account receivables from customers, net	46,049,253	33,711,737	34,300,657	(1.7%)
Available for sale investments	9,659,208	7,071,313	5,294,192	33.6%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	14,329	10,490	10,012	4.8%
Intangible assets	114,705	83,973	71,043	18.2%
Property, plant and equipment	252,236	184,657	189,569	(2.6%)
Right of use assets	258,205	189,027	200,890	(5.9%)
Current taxes	106,531	77,989	-	--%
Deferred taxes	862,960	631,756	516,631	22.3%
Other assets	2,654,024	1,942,958	2,577,254	(24.6%)
Total Assets	**80,336,510**	**58,812,752**	**61,026,743**	**(3.6%)**
Deposits and other demand liabilities	24,208,081	17,722,252	12,411,024	42.8%
Cash items in process of being cleared	1,301,031	952,459	284,860	234.4%
Obligations under repurchase agreements	80,402	58,861	200,850	(70.7%)
Time deposits and other time liabilities	16,058,091	11,755,807	14,145,381	(16.9%)
Financial derivatives contracts	9,181,361	6,721,491	13,100,269	(48.7%)
Interbank borrowings	10,946,779	8,013,918	5,453,484	47.0%
Issued debt instruments	10,958,317	8,022,365	9,442,203	(15.0%)
Other financial liabilities	292,911	214,434	132,064	62.4%
Leasing contract obligations	197,728	144,753	149,983	(3.5%)
Current taxes	-	-	56,294	(100.0%)
Deferred taxes	293,192	214,640	106,393	101.7%
Provisions	612,829	448,640	264,702	69.5%
Other liabilities	1,536,527	1,124,861	1,584,418	(29.0%)
Total Liabilities	**75,667,251**	**55,394,481**	**57,331,925**	**(3.4%)**
Equity				
Capital	1,217,494	891,303	891,303	0.0%
Reserves	3,481,812	2,548,965	2,341,986	8.8%
Valuation adjustments	(501,690)	(367,277)	54,695	(771.5%)
Retained Earnings:				
Retained earnings from prior years	-	-	165,628	(100.0%)
Income for the period	501,572	367,191	228,873	60.4%
Minus: Provision for mandatory dividends	(150,471)	(110,157)	(68,662)	60.4%
Total Shareholders' Equity	**4,548,717**	**3,330,025**	**3,613,823**	**(7.9%)**
Non-controlling interest	120,541	88,246	80,995	9.0%
Total Equity	**4,669,259**	**3,418,271**	**3,694,818**	**(7.5%)**
Total Liabilities and Equity	**80,336,510**	**58,812,752**	**61,026,743**	**(3.6%)**

1. The exchange rate used to calculate the figures in dollars was Ch$732.08 / US$1

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Jun-21	Jun-21	Jun-20	Jun-21/Jun-20
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	1,663,433	1,217,766	1,153,152	5.6%
Interest expense	(476,274)	(348,671)	(384,510)	(9.3%)
Net interest income	**1,187,159**	**869,095**	**768,642**	**13.1%**
Fee and commission income	351,274	257,161	226,967	13.3%
Fee and commission expense	(143,658)	(105,169)	(90,302)	16.5%
Net fee and commission income	**207,617**	**151,992**	**136,665**	**11.2%**
Net income (expense) from financial operations	12,650	9,261	216,071	(95.7%)
Net foreign exchange gain	84,742	62,038	(116,001)	(153.5%)
Total financial transactions, net	**97,392**	**71,299**	**100,070**	**(28.8%)**
Other operating income	14,091	10,316	11,939	(13.6%)
Net operating profit before provisions for loan losses	**1,506,259**	**1,102,702**	**1,017,316**	**8.4%**
Provision for loan losses	**(251,397)**	**(184,043)**	**(293,933)**	**(37.4%)**
Net operating profit	**1,254,861**	**918,659**	**723,383**	**27.0%**
Personnel salaries and expenses	(274,094)	(200,659)	(202,582)	(0.9%)
Administrative expenses	(185,343)	(135,686)	(127,804)	6.2%
Depreciation and amortization	(79,669)	(58,324)	(55,270)	5.5%
Op. expenses excl. Impairment and Other operating expenses	**(539,106)**	**(394,669)**	**(385,656)**	**2.3%**
Impairment of property, plant and equipment	-	-	(638)	(100.0%)
Other operating expenses	(70,190)	(51,385)	(45,958)	11.8%
Total operating expenses	**(609,297)**	**(446,054)**	**(432,252)**	**3.2%**
Operating income	**645,565**	**472,605**	**291,131**	**62.3%**
Income from investments in associates and other companies	1,212	887	596	48.8%
Income before tax	**646,776**	**473,492**	**291,727**	**62.3%**
Income tax expense	(140,039)	(102,520)	(61,325)	67.2%
Net income from ordinary activities	**506,737**	**370,972**	**230,402**	**61.0%**
Net income discontinued operations	-	-	-	--%
Net consolidated income	**506,737**	**370,972**	**230,402**	**61.0%**
Net income attributable to:				
Non-controlling interest	5,165	3,781	1,529	147.3%
Net income attributable to equity holders of the Bank	**501,572**	**367,191**	**228,873**	**60.4%**

1. The exchange rate used to calculate the figures in dollars was Ch$732.08 / US$1

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	2Q21	2Q21	1Q21	2Q20	2Q21/2Q20	2Q21/1Q21
	US$ Ths[1]		Ch$ Million			% Chg.
Interest income	824,149	603,343	614,423	512,718	17.7%	(1.8%)
Interest expense	(225,993)	(165,445)	(183,226)	(132,375)	25.0%	(9.7%)
Net interest income	**598,156**	**437,898**	**431,197**	**380,343**	**15.1%**	**1.6%**
Fee and commission income	179,568	131,458	125,703	101,317	29.7%	4.6%
Fee and commission expense	(75,016)	(54,918)	(50,251)	(39,057)	40.6%	9.3%
Net fee and commission income	**104,551**	**76,540**	**75,452**	**62,260**	**22.9%**	**1.4%**
Net income (expense) from financial operations	(21,106)	(15,451)	24,712	60,377	(125.6%)	(162.5%)
Net foreign exchange gain	78,207	57,254	4,784	16,846	239.9%	1096.8%
Total financial transactions, net	**57,102**	**41,803**	**29,496**	**77,223**	**(45.9%)**	**41.7%**
Other operating income	6,875	5,033	5,283	5,528	(9.0%)	(4.7%)
Net operating profit before provisions for loan losses	**766,684**	**561,274**	**541,428**	**525,354**	**6.8%**	**3.7%**
Provision for loan losses	**(130,849)**	**(95,792)**	**(88,251)**	**(191,063)**	**(49.9%)**	**8.5%**
Net operating profit	**635,835**	**465,482**	**453,177**	**334,291**	**39.2%**	**2.7%**
Personnel salaries and expenses	(141,773)	(103,789)	(96,870)	(102,748)	1.0%	7.1%
Administrative expenses	(90,515)	(66,264)	(69,422)	(64,180)	3.2%	(4.5%)
Depreciation and amortization	(41,792)	(30,595)	(27,729)	(27,556)	11.0%	10.3%
Op. expenses excl. Impairment and Other operating expenses	**(274,079)**	**(200,648)**	**(194,021)**	**(194,484)**	**3.2%**	**3.4%**
Impairment of property, plant and equipment	-	-	-	-	--%	--%
Other operating expenses	(34,690)	(25,396)	(25,989)	(24,901)	2.0%	(2.3%)
Total operating expenses	**(308,770)**	**(226,044)**	**(220,010)**	**(219,385)**	**3.0%**	**2.7%**
Operating income	**327,065**	**239,438**	**233,167**	**114,906**	**108.4%**	**2.7%**
Income from investments in associates and other companies	798	584	303	257	127.2%	92.7%
Income before tax	**327,863**	**240,022**	**233,470**	**115,163**	**108.4%**	**2.8%**
Income tax expense	(72,424)	(53,020)	(49,500)	(29,777)	78.1%	7.1%
Net income from ordinary activities	**255,439**	**187,002**	**183,970**	**85,386**	**119.0%**	**1.6%**
Net income discontinued operations	-	-	-	-	--%	--%
Net consolidated income	**255,439**	**187,002**	**183,970**	**85,386**	**119.0%**	**1.6%**
Net income attributable to:						
Non-controlling interest	2,082	1,524	2,257	728	109.3%	(32.5%)
Net income attributable to equity holders of the Bank	**253,358**	**185,478**	**181,713**	**84,859**	**118.6%**	**2.1%**

1. The exchange rate used to calculate the figures in dollars was Ch$732.08 / US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	2Q20	3Q20	4Q20	1Q21	2Q21
Loans					
Consumer loans	5,067,641	4,927,492	4,940,879	4,827,217	4,771,958
Residential mortgage loans	11,930,763	12,103,546	12,411,825	12,676,074	12,971,106
Commercial loans	18,280,832	17,838,247	17,037,536	16,998,782	16,927,183
Interbank loans	8,727	10,813	18,930	5,033	7,643
Total loans (including interbank)	**35,287,963**	**34,880,098**	**34,409,170**	**34,507,106**	**34,677,890**
Allowance for loan losses	(978,589)	(1,002,094)	(976,821)	(987,652)	(958,516)
Total loans, net of allowances	**34,309,374**	**33,878,004**	**33,432,349**	**33,519,454**	**33,719,374**
Deposits					
Demand deposits	12,411,024	13,907,876	14,560,893	15,713,432	17,722,252
Time deposits	14,145,381	11,778,397	10,581,791	10,603,859	11,755,807
Total deposits	**26,556,405**	**25,686,273**	**25,142,684**	**26,317,291**	**29,478,059**
Mutual funds (Off balance sheet)	7,788,038	8,328,632	8,091,566	8,149,368	8,300,614
Total customer funds	**34,344,443**	**34,014,905**	**33,234,250**	**34,466,659**	**37,778,673**
Loans / Deposits[1]	**93.6%**	**98.6%**	**100.3%**	**96.9%**	**87.2%**
Average balances					
Avg. interest earning assets	40,190,322	40,963,069	41,010,000	41,510,046	41,719,093
Avg. Loans	34,775,498	35,015,233	34,680,752	34,358,838	34,375,599
Avg. assets	60,430,179	58,923,964	55,857,850	54,949,433	56,883,770
Avg. demand deposits	11,814,412	13,154,324	14,028,347	14,844,587	16,794,519
Avg equity	3,587,937	3,643,009	3,596,092	3,567,645	3,433,826
Avg. free funds (demand plus equity)	15,402,349	16,797,333	17,624,439	18,412,232	20,228,346
Capitalization[2]					
Risk weighted assets	36,238,926	34,095,749	33,460,744	33,462,867	33,909,159
Tier I (Shareholders' equity)	3,613,823	3,646,910	3,567,916	3,651,387	3,418,271
Tier II	1,666,390	1,510,709	1,575,928	1,014,922	1,046,217
Regulatory capital	5,280,213	5,157,619	5,143,843	5,168,252	4,973,126
Tier I ratio	**10.0%**	**10.7%**	**10.7%**	**10.9%**	**10.1%**
BIS ratio	**14.6%**	**15.1%**	**15.4%**	**15.4%**	**14.7%**
Profitability & Efficiency					
Net interest margin (NIM)[3]	**3.8%**	**3.7%**	**4.3%**	**4.2%**	**4.2%**
Efficiency ratio[4]	38.9%	41.5%	38.3%	37.6%	37.4%
Costs / assets[5]	1.3%	1.3%	1.4%	1.4%	1.4%
Avg. Demand deposits / interest earning assets	29.4%	32.1%	34.2%	35.8%	40.3%
Return on avg. Equity	**9.5%**	**11.5%**	**20.4%**	**20.4%**	**21.6%**
Return on avg. Assets	0.6%	0.7%	1.3%	1.3%	1.3%
Return on RWA	0.9%	1.2%	2.2%	2.2%	2.2%

(Ch$ millions)	Jun-20	Sep-20	Dec-20	Mar-21	Jun-21
Asset quality					
Impaired loans[6]	**1,875,052**	**1,845,310**	**1,789,983**	**1,764,102**	**1,691,481**
Non-performing loans (NPLs) [7]	**664,754**	**543,246**	**486,435**	**435,158**	**446,625**
Past due loans[8]	381,012	354,105	325,044	297,984	284,999
Loan loss reserves	(978,589)	(1,002,094)	(976,821)	(987,652)	(958,516)
Impaired loans / total loans	5.3%	5.3%	5.2%	5.1%	4.9%
NPLs / total loans	1.9%	1.6%	1.4%	1.3%	1.3%
PDL / total loans	1.1%	1.0%	0.9%	0.9%	0.8%
Coverage of NPLs (Loan loss allowance / NPLs)	147.2%	184.5%	200.8%	227.0%	214.6%
Coverage of PDLs (Loan loss allowance / PDLs)	256.8%	283.0%	300.5%	331.4%	336.3%
Risk index (Loan loss allowances / Loans) [9]	2.8%	2.9%	2.8%	2.9%	2.8%
Cost of credit (prov expense annualized / avg. loans)	2.2%	1.5%	1.0%	1.0%	1.1%
Clients and service channels (#)					
Total clients	3,461,403	3,509,957	3,607,609	3,762,790	3,893,309
Digital clients	1,339,361	1,488,902	1,546,524	1,723,240	1,867,167
Current account holders (including Superdigital)	1,278,235	1,350,251	1,508,530	1,673,345	1,848,457
Branches	367	365	358	346	344
ATMs (includes depositary ATMs)	1,104	1,176	1,199	1,222	1,257
Employees	11,028	10,792	10,470	10,391	10,240
Market information (period-end)					
Net income per share (Ch$)	**0.45**	**0.56**	**0.97**	**0.96**	**0.98**
Net income per ADR (US$)	**0.22**	**0.28**	**0.55**	**0.54**	**0.54**
Stock price	33.6	27.3	34.10	45.00	36.31
ADR price	16.4	13.86	18.99	24.83	19.87
Market capitalization (US$mn)	8,386	6,478	8,946	11,651	9,361
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[10]	0.3%	0.0%	1.3%	1.1%	1.1%
Central Bank monetary policy reference rate (nominal)	0.50%	0.50%	0.50%	0.50%	0.50%
Observed Exchange rate (Ch$/US$) (period-end)	821.40	784.33	712.47	718.84	732.08

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. Capitalization numbers from March 2021 are under BIS III standards. Tier 1 ratio uses core capital.
3. NIM = Net interest income annualized divided by interest earning assets
4. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
5. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
7. Capital + future interest of all loans with one installment 90 days or more overdue.
8. Total installments plus lines of credit more than 90 days overdue.
9. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
10. Calculated using the variation of the Unidad de Fomento (UF) in the period.